Exhibit 7.6

J. Mark McKinzie Direct Fax: (317) 955-7156 E-mail: mmckinzie@rbelaw.com
Answers, Advice and Advocacy
December 9, 2010
VIA U.S. MAIL
Ms. Elizabeth P. Sammis, Ph.D.,
Acting Maryland Insurance Commissioner
Maryland Insurance Administration
525 St. Paul Place
Baltimore, Maryland 21202-2272
Re:	Donegal Group, Inc., and its subsidiaries Peninsula Insurance Company and Peninsula Indemnity Company Withdrawal of Disclaimer of Control Filing with the Maryland Insurance Adminstration
Dear Ms. Sammis:
     This letter is in follow-up to the recently filed Schedule 13(D) with the Securities and Exchange Commision in which Mr. Shepard represented his share ownership as of July 12, 2010 in keeping with the conditional requirement contained in Mr. Schott’s correspondence of June 11, 2007, allowing Mr. Shepard the flexibility to acquire up to 14.99% of the combined voting securities of Donegal Group Inc. (“DGI”). One of the purposes of this letter is to update you on Mr. Shepard’s current holdings level, which as you know from the Schedule 13(D) filing on July 12, 2010, a copy of which was sent to the Maryland Insurance Administration, Mr. Shepard had at that time exceeded the 8% threshold referenced in the second bullet point on page 2 of Mr. Schott’s letter of June 11, 2007 approving Mr. Shepard’s Disclaimer of Control.
     Please consider this letter as written representation updating Mr. Shepard’s share ownership through today, November 30, 2010. Mr. Shepard now individually owns 3,251,000 Class A and 373,366 Class B shares representing 16.3% of the outstanding Class A common shares and 6.7% of the outstanding Class B common shares of DGI, as of the information available through September 30, 2010, as per the issuer’s most recent 10K filing filed with the Securities and Exchange Commission on November 9, 2010. Mr. Shepard’s Class A and Class B shares were acquired in open market transactions and together comprise a total voting interest of 9.2% of the combined voting power of the issued and outstanding shares of Class A and Class B DGI common stock. At this level Mr.Shepard’s total combined voting interest remains well below the 14.99% approved by the Maryland Insurance Administration.
     Though Mr. Shepard has honored the conditional terms contained in the June 11, 2007 approval of Mr. Shepard’s Disclaimer of Control filing, please consider
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Ms. Elizabeth P. Sammis, Ph.D.
December 9, 2010

this letter as a request to withdraw Mr. Shepard’s previously filed Disclaimer of Control. (As a practical matter, Donegal Mutual Insurance Company, a Pennsylvania property and casualty insurance company (“Donegal Mutual”), individually and solely controls DGI and its wholly owned Maryland subsidiaries, Peninsula Insurance Company and Peninsula Indemnity Company, which it has owned since 2004, through its voting power of 66.4% of the outstanding voting securities.)
     Please know that with his withdrawal of his Disclaimer of Control Filing, Mr. Shepard does not presently intend to seek control of DGI and has no present plans or proposals to cause the company to declare an extraordinary dividend, to liquidate the company, to sell its assets or merge or consolidate it with any person or entity or to make any other material change in its investment policy, business, corporate structure, or management. Mr. Shepard would not be empowered to do any of the foregoing even if he were to acquire up to 14.99% of DGI’s combined voting securities as conditionally allowed by the Maryland Insurance Administration.
     Please do not hesitate to contact me if you have any questions. My direct dial is (317) 955-7116.

Sincerely,
RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie, on behalf of Gregory M. Shepard